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                                           U.S. SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C.


                                                      FORM 12b-25


                                             NOTIFICATION OF LATE FILING

                                                                                                            SEC File Number: 0-17072
                                                                                                           CUSIP Number: 973812 10 0


              |X| Form 10-K and Form 10-KSB |_| Form 20-F  |_| Form 10-Q and Form 10-QSB |_| Form N-SAR
                                            For Period Ended: April 30, 1998


     [ ] Transition Report on Form 10-K                [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K                [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
                                           For the Transition Period Ended:

____________________________________________________________________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any any information contained herein.

____________________________________________________________________________________________________________________________________

If the nofification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                           Not applicable

____________________________________________________________________________________________________________________________________

PART I -- Registrant Information

____________________________________________________________________________________________________________________________________

Full Name of Registrant:                           Windswept Environmental Group, Inc.
Former Name if Applicable:                         Not Applicable
Address of Principal Executive Office:             100 Sweeneydale Avenue, Bay Shore, New York 11706

____________________________________________________________________________________________________________________________________

Part II -- Rule 12b-25(b) and (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed |X|

   (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;

   (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and

   (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

____________________________________________________________________________________________________________________________________

Part III -- Narrative

____________________________________________________________________________________________________________________________________

State below in reasonable  detail why the Form 10-K and Form 10-KSB,  20-F,  11-K,  10-Q and Form 10-QSB,  N-SAR,  or the transition report or portion thereof, could not be filed within the prescribed time period.


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     The Registrant has been in the process of expanding the scope of its operations  and  integrating a new computer  system.  Such efforts required the Registrant to devote  substantial effort and expense which otherwise would have been devoted to the preparation and filing of the  Registrant's  Annual Report on Form 10-KSB for the fiscal year ended April 30, 1998. The Registrant also recently replaced its independent auditing firm. For such reasons, the subject From 10-KSB could no to filed within the prescribed period.

____________________________________________________________________________________________________________________________________

Part IV--Other Information

____________________________________________________________________________________________________________________________________

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(1)  Name and telephone number of person to contact in regard to this notification:

                                                  Alan Schoenbart - (516) 694-7060

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the
     Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that the  registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       |X| Yes       |_| No

(3)  Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       |X| Yes       |_| No

     If so, attach an explanation of the anticipated  change, both narratively and  quantitatively,  and if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

     The  Registrant  anticipates  reporting  net revenues of  approximately  $11,900,000  for the fiscal year ended April 30, 1998, compared to net revenues of $15,275,209 for the fiscal year ended April 30, 1997, and a net loss of approximately $4,300,000 for the fiscal year ended April 30, 1998, compared to a net loss of $4,613,750 for the fiscal year ended April 30, 1997.

____________________________________________________________________________________________________________________________________

     Windswept  Environmental Group, Inc. has caused this notification to be signed on its behalf by the undersigned  thereunto duly authorized.


                                                 WINDSWEPT ENVIRONMENTAL GROUP, INC.

Date: July 28, 1998                              By: /s/ Alan Schoenbart
                                                     --------------------------------------------
                                                         Alan Schoenbart, Chief Financial Officer
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